UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            MARVEL ENTERPRISES, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                        (Titles of Classes of Securities)


                                   57383M-10-8
                                  -------------
                                 (CUSIP Number)


                                Anthony J. Horan
                               Corporate Secretary
                            The Chase Manhattan Bank
                                 270 Park Avenue
                            New York, New York 10017
                                 (212) 270-7122
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 1, 1998
                           -------------------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                         (Continued on following pages)

CUSIP No. 57383M-10-8                                        13D
------------ -------------------------------------------------------------------
1.           Name of Reporting Person
             The Chase Manhattan Corporation
             S.S. or I.R.S. Identification No. of Above Person

------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group
                                                                      (a) /X/
                                                                      (b) / /
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Sources of Funds
             OO
------------ -------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(e) or 2(f)                                           / /
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization
             Delaware
------------ -------------------------------------------------------------------
Number of Shares               7.   Sole Voting Power
Beneficially Owned by               None
Each Reporting Person          8.   Shared Voting Power
                                    33,002,326
                               9.   Sole Dispositive Power
                                    2,096,291 (1)
                               10.  Shared Dispositive Power
                                    None
--------------- ----------------------------------------------------------------
11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                33,002,326
--------------- ----------------------------------------------------------------
12.             Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                                    / /
--------------- ----------------------------------------------------------------
13.             Percent of Class Represented by Amount in Row (11)
                71%
--------------- ----------------------------------------------------------------
14.             Type of Reporting Person
                HC
--------------- ----------------------------------------------------------------




--------

(1) For purposes of calculating beneficial ownership under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 777,202 shares of 8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Marvel Enterprises, Inc. (the "Company"), which is each convertible into 1.039 shares of Common Stock, par value $.01 per share (the "Common Stock," together with the Preferred Stock, the "Capital Stock"), of the Company, are included on an as-converted basis.

CUSIP No.  57383M-10-8                                       13D
------------ -------------------------------------------------------------------
1.           Name of Reporting Person
             The Chase Manhattan Bank
             S.S. or I.R.S. Identification No. of Above Person

------------ -------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group
                                                                      (a) /X/
                                                                      (b) / /
------------ -------------------------------------------------------------------
3.           SEC Use Only
------------ -------------------------------------------------------------------
4.           Sources of Funds
             OO
------------ -------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
------------ -------------------------------------------------------------------
6.           Citizenship or Place of Organization
             New York
------------ -------------------------------------------------------------------
Number of Shares               7.   Sole Voting Power
Beneficially Owned by               None
Each Reporting Person          8.   Shared Voting Power
                                    33,002,326
                               9.   Sole Dispositive Power
                                    2,096,291 (2)
                               10.  Shared Dispositive Power
                                    None
--------------- ----------------------------------------------------------------
11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                33,002,326
--------------- ----------------------------------------------------------------
12.             Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                                    / /
--------------- ----------------------------------------------------------------
13.             Percent of Class Represented by Amount in Row (11)
                71% of Common Stock
--------------- ----------------------------------------------------------------
14.             Type of Reporting Person
                BK
--------------- ----------------------------------------------------------------


----------

(2) For purposes of calculating beneficial ownership under Rule 13d-3 of the Exchange Act, 777,202 shares of Preferred Stock are included on an as-converted basis.

ITEM 1.   Security and Issuer

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 685 Third Avenue, New York, New York 10017.

ITEM 2.   Identity and Background.

                  (a) through (c) and (f). This Statement is filed by The Chase Manhattan Corporation, a Delaware corporation ("CMC"), and The Chase Manhattan Bank, a New York corporation and a wholly-owned subsidiary of CMC ("CMB," together with CMC, the "Reporting Persons").

                  CMC is a bank holding company registered under the Bank Holding Company Act of 1956. CMC conducts its domestic and international financial services business through various bank and non-bank subsidiaries. The principal bank subsidiaries of CMC are: CMB; Chase Bank of Texas, N.A.; and Chase Manhattan Bank USA, N.A. The principal non-bank subsidiary of CMC is Chase Securities Inc., CMC's "Section 20" subsidiary, which is engaged in securities underwriting and dealing activities.

                  The business address and address of the principal executive office of each of the Reporting Persons is 270 Park Avenue, New York, New York 10017.

                  The name, business address and present principal occupation or employment of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule I hereto, which is incorporated herein by reference. Each natural person identified on Schedule I hereto is a citizen of the United States.

                  (d) through (e). During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

                  The 2,096,291 shares of Common Stock owned by the Reporting Persons were acquired by CMB as a secured lender to Marvel Entertainment Group, Inc. pursuant to the Fourth Amended Joint Plan of Reorganization in the bankruptcy matter of In Re: Marvel Entertainment Group, Inc. et al (case No. 97-638-RRM) in the United States District Court for the District of Delaware (the "Plan"), a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. The shares of Common Stock reported to be owned by the Reporting Persons include 807,513 shares of Common Stock that may be acquired by converting 777,202 shares of 8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock," together with the Common Stock, the "Capital Stock") which are each convertible into
1.039 shares of Common Stock.

ITEM 4.   Purpose of Transaction.

                  (a)-(j) The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates pursuant to the Plan, in an effort to recover payment on loans to Marvel Entertainment Group, Inc., a Delaware corporation ("Marvel"), as described in the Plan. CMB's purpose in entering into and consummating the Plan is to realize upon the collateral securing the loan made by CBM to Marvel and to comply with the terms and provisions of the Bank Holding Company Act of 1956, as amended. Reference is made to Item 5 of this Statement with respect to changes in the Company Board.

                  The Reporting Persons may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them either in the open market or in private transactions depending on the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock and Preferred Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own business, general economic conditions, money and stock market conditions and other future developments. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

                  Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in:

                   (a) the acquisition of any additional securities of the Company, or the disposition of any securities of the Company;

                   (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries;

                   (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries;

                   (d) any material change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                   (e) any material change in the present capitalization or dividend policy of the Company;

                   (f) any material change in the Company's business or corporate structure;

                   (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

                   (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (i) a class of equity securities of the Company becoming eligible for termination and registration pursuant to
                           Section 12(g)(4) of the Exchange Act; or

                   (j)     any action similar to the foregoing.

ITEM 5.   Interest in Securities of the Issuer.

                  (a) The Reporting Persons may be deemed to beneficially own an aggregate of 33,002,326 shares of Common Stock, representing approximately 71% of the outstanding Common Stock as members of the 13(d) Group (as defined below). 1,288,778 shares of Common Stock and 777,202 shares of Preferred Stock are owned directly by CMB. Each share of Preferred Stock is convertible into
1.039 shares of Common Stock.

                  (b) CMC as the sole stockholder of CMB may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by CMB. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, CMC disclaims beneficial ownership all shares of Capital Stock owned by CMB. CMB has the power to vote and dispose of the shares of Common Stock it owns. In addition, to the best of the Reporting Persons' knowledge, Avi Arad owns 4,150,000 shares of Common Stock; the Dickstein Entities (consisting of Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, Mark Dickstein and Elyssa Dickstein, as Trustees of The Mark and Elyssa Dickstein Foundation and Elyssa Dickstein) own 2,315,118 shares of Common Stock and 3,658,061 shares of Preferred Stock; the Perlmutter Entities (consisting of Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation, Inc., Object Trading Corp., Zib Inc.) own 9,539,500 shares of Common Stock and 3,492,852 shares of Preferred Stock (the Perlmutter Entities together with Avi Arad and the Dickstein Entities, the "Investor Group"), Whippoorwill Associates, Incorporated ("Whippoorwill") owns 1,350,404 shares of Common Stock and 2,021,581 shares of Preferred Stock, which numbers exclude 74,384 shares of Common Stock and 44,857 shares of Preferred Stock owned by Whipporwill that are not subject to the Stockholders' Agreement (as defined herein), and Morgan Stanley & Co. Incorporated ("Morgan Stanley") owns 1,769,375 shares of Common Stock and 2,166,908 shares of Preferred Stock, which numbers exclude 891,340 shares of Common Stock and 537,526 shares of Preferred Stock owned by an affiliate of Morgan Stanley, Van Kampen American Prime Rate Income Trust (CMB, Whippoorwill and Morgan Stanley together, the "Lender Group," and collectively with the Investor Group and CMC, the "13(d) Group"). The above information with respect to each of the members of the 13(d) Group, other than with respect to the Reporting Persons, was provided by the respective member of the 13(d) Group and was not independently verified by the Reporting Persons. The Reporting Persons do not have any pecuniary interest nor do they have any dispositive power over the shares of Capital Stock owned by the other members of the 13(d) Group. CMB is a party to the Stockholders' Agreement and reference is made to Item 5 with respect to the terms thereof. The Reporting Persons may be deemed to share power to vote or direct the vote with respect to all of the shares of Capital Stock owned by the other members of the 13(d) Group solely as a result of CMB's participation in the Stockholders' Agreement.

                  Reference is hereby made to the following filings with the Securities and Exchange Commission (the "SEC") with respect to information of
Item 2 of Schedule 13D required to be provided by the Reporting Persons with respect to the other members of the 13(d) Group under Item 4 of Schedule 13D:

                   1. For information with respect to Avi Arad, please see Item
                      2 of the Schedule 13D filed by Avi Arad on October 13,
                      1998;

                   2. For information with respect to the Dickstein Entities, please see Item 2 of the Schedule 13D filed by the Dickstein Entities on October 13, 1998;

                   3. For information with respect to the Perlmutter Entities, please see Item 2 of the Schedule 13D filed by the Perlmutter Entities on October 13, 1998;

                   4. For information with respect to Whippoorwill, please see
                      Item 2 of the Schedule 13D filed by Whippoorwill on October 13, 1998; and

                   5. For information with respect to Morgan Stanley, please see
                      Item 2 of the Schedule 13D filed by Morgan Stanley on October 13, 1998.

                  (c) All of the shares of Common Stock and Preferred Stock owned by CMB were acquired by CMB on October 1, 1998 pursuant to the Plan.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  CMB is a party to a Stockholders' Agreement, dated as of October 1, 1998, by and among the Investor Group, the Lender Group and the Company (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement and the Company's Certificate of Incorporation the number of directors of the Company is initially fixed at 11, six of whom, subject to the conditions contained in the Stockholders' Agreement, are to be designated by the Investor Group (one of whom will be designated by the Dickstein Entities) and five of whom, subject to the conditions contained therein are to be designated by the Lender Group. Each of the Investor Group and Lender Group is referred to herein as a "Group." The number of directors that each Group is allowed to designate will be reduced following June 30, 2000 if the applicable Group decreases its beneficial ownership of Capital Stock of the Company below certain predetermined levels, as set forth in the Stockholders' Agreement.

                  In addition, the Stockholders' Agreement provides that each party thereto will vote, or cause to be voted, the shares of Capital Stock it beneficially owns and will use its best efforts to cause its designees to the Company Board, subject to the exercise of their fiduciary duties, to establish the following committees of the Company Board: (i) an Audit Committee, which will consist of five independent directors, three of whom will be designated by a majority of the members of the Company Board designated by the Lender Group and two of whom will be designated by a majority of the members of the Company Board designated by the Investor Group, (ii) a Compensation and Nominating Committee, which will consist of five directors, at least one of whom from each Group will be an independent director, two of whom will be designated by a majority of the members of the Company Board designated by the Lender Group and three of whom will be designated by a majority of the members of the Company Board designated by the Investor Group, and (iii) a Finance Committee, which will consist of five directors, two of whom will be designated by a majority of the members of the Company Board designated by the Lender Group and three of whom will be designated by a majority of the members of the Company Board designated by the Investor Group. The number of directors that each Group is allowed to designate to a committee of the Company Board will be reduced if the applicable Group decreases its beneficial ownership of Capital Stock of the Company below certain predetermined levels, as set forth in the Stockholders' Agreement.

                  The terms and conditions of the Stockholders' Agreement are more fully described therein. The form of the Stockholders' Agreement is currently being finalized and will be filed promptly by amendment.

                  Pursuant to the Plan, as promptly as following the consummation of the transactions contemplated by the Plan, the Company will file with the SEC a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to register for resale the shares of Common Stock and Preferred Stock held by New Investors (as defined in the Plan) and affiliates of the Company (as such term is defined in Rule 405 promulgated under the Securities Act), subject to the terms and conditions of the Plan. If CMB is considered an affiliate of the Company, it will be entitled to include the shares of Capital Stock that it owns in such registration statement.

ITEM 7.   Material to be Filed as Exhibits.

1        --     Fourth  Amended  Joint  Plan  of  Reorganization  in the
                bankruptcy matter of In Re: Marvel Entertainment Group, Inc.
                et al (case No. 97-638-RRM) in the United States District
                Court for the District of Delaware (incorporated by
                reference to Annex D of the Proxy Statement on Schedule 14A
                (SEC File No. 001-13638) filed by the Company on August 13,
                1998).
2        --     Stockholders' Agreement,  dated as of October 1, 1998, by
                and among Avi Arad, Various Dickstein Entities and
                Individuals, Isaac Perlmutter, Isaac Perlmutter T.A., The
                Laura & Isaac Perlmutter Foundation, Inc., ZIB Inc., Various
                Secured Lenders and the Company (to be filed by amendment).
3        --     Agreement of joint filing pursuant to Rule 13d-1(k) under
                the Exchange Act.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998

                                       THE CHASE MANHATTAN CORPORATION


                                       By: /s/ Susan Sturges Spagnola
                                           -------------------------------------
                                            Name:  Susan Sturges Spagnola
                                            Title: Vice President, Assistant
                                                   General Counsel, Assistant
                                                   Corporate Secretary


                                       THE CHASE MANHATTAN BANK


                                       By: /s/ Susan Sturges Spagnola
                                           -------------------------------------
                                            Name:  Susan Sturges Spagnola
                                            Title: Vice President, Assistant
                                                   General Counsel, Assistant
                                                   Corporate Secretary

EXHIBIT INDEX

1      --      Fourth  Amended  Joint  Plan  of  Reorganization  in the
               bankruptcy matter of In Re: Marvel Entertainment Group, Inc. et al (case No. 97-638-RRM) in the United States District Court for the District of Delaware (incorporated by reference to Annex D of the Proxy Statement on Schedule 14A (SEC File No. 001-13638) filed by the Company on August 13, 1998).

2      --      Stockholders' Agreement,  dated as of October 1, 1998, by and among Avi Arad, Various Dickstein Entities and Individuals, Isaac
               Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter
               Foundation, Inc., ZIB Inc., Various Secured Lenders and the
               Company (to be filed by amendment).

3      --      Agreement of joint filing pursuant to Rule 13d-1(k) under the
               Exchange Act.

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS

                  The name, present principal occupation or employment and business address of each of the executive officers and directors of each of The Chase Manhattan Corporation ("CMC") and The Chase Manhattan Bank ("CMB") are set forth below.

                       THE CHASE MANHATTAN CORPORATION AND
                            THE CHASE MANHATTAN BANK


                                        Present Principal Occupation
Name and Position                               or Employment                Business Address
-----------------                               -------------                ----------------
Hans W. Becherer,                  Chairman and Chief Executive Officer of   Deere & Company
   Director                        Deere & Company                           One John Deere Place
                                                                             Moline, Illinois  61265

Frank A. Bennack Jr.,              President and Chief Executive Officer     The Hearst Corporation
   Director                        of The Hearst Corporation                 959 Eighth Avenue
                                                                             New York, New York  10019

Susan V. Berresford,               President of The Ford Foundation          The Ford Foundation
   Director                                                                  320 East 43rd Street
                                                                             New York, New York  10017

Donald J. Boudreau,                Vice Chairman National Consumer           *
   Vice Chairman                   Services of CMC and CMB

M. Anthony Burns,                  Chairman, President and Chief Executive   Ryder System, Inc.
   Director                        Officer of Ryder System, Inc.             3600 N.W. 82nd Avenue
                                                                             Miami, Florida  33166

John J. Farrell,                   Director of Human Resources of CMC and    *
   Director of Human Resources     CMB

H. Laurance Fuller,                Chairman and Chief Executive Officer of   Amoco Corporation
   Director                        Amoco Corporation                         200 East Randolph Drive
                                                                             Chicago, Illinois  60601

Melvin R. Goodes,                  Chairman and Chief Executive Officer of   Warner-Lambert Company
   Director                        Warner-Lambert Company                    201 Tabor Road, Morris Plains
                                                                             New Jersey  07950

William H. Gray III,               President and Chief Executive Officer     The College Fund/UNCF
   Director                        of The College Fund/UNCF                  8260 Willow Oaks Corporate Drive
                                                                             Fairfax, Virginia  22031

George V. Grune,                   Chairman of DeWitt Wallace-Reader's       DeWitt Wallace-Reader's Digest Fund,
   Director                        Digest Fund, Inc. and Lila                Inc. and Lila Wallace-Reader's Digest
                                   Wallace-Reader's Digest Fund, Inc.        Fund, Inc.
                                                                             2 Park Avenue, 23rd Floor
                                                                             New York, New York  10016

William B. Harrison Jr.,           Vice Chairman of the Board and Director   *
   Director and Vice Chairman of   of CMC and CMB
   the Board

Frederick W. Hill                  Director of Corporate Marketing and       *
   Director of Corporate           Communications of CMC and CMB
   Marketing and Communications

Harold S. Hook,                    Retired                                   American General Corporation
   Director                                                                  2727 Allen Parkway, Suite W16-01
                                                                             Houston, Texas  77019

Helene L. Kaplan,                  Of Counsel to the firm of Skadden,        Skadden, Arps, Slate, Meagher & Flom
   Director                        Arps, Slate, Meagher & Flom LLP           LLP, 919 Third Avenue, New York, New
                                                                             York  10022

Thomas G. Labrecque,               President and Chief Operating Officer     *
   Director, President and Chief   of CMC and CMB
   Operating Officer

William H. McDavid,                 General Counsel of CMC and CMB            *
   General Counse

Henry B. Schacht,                  Director and Senior Advisor of Lucent     Lucent Technologies Inc.
   Director                        Technologies Inc.                         32 Old Slip - 35th Floor
                                                                             New York, New York  10005
Marc J. Shapiro,                   Vice Chairman Finance and Risk            *
   Vice Chairman                   Management of CMC and CMB

Walter V. Shipley,                 Chairman and Chief Executive Officer of   *
   Chairman and Chief Executive    CMC
   Officer

Andrew C. Sigler,                  Retired                                   Champion International Corporation
   Director                                                                  One Champion Plaza
                                                                             Stamford, Connecticut  06921
Joseph G. Sponholtz,                Vice Chairman Chase Technology            *
   Vice Chairman                   Solutions of CMC and CMB

John R. Stafford,                  Chairman, President and Chief Executive   American Home Products Corporation,
   Director                        Officer of American Home Products         Five Giralda Farms
                                   Corporation                               Madison, New Jersey  07940

Marina v.N. Whitman,               Professor of Business Administration      University of Michigan
   Director                        and Pubic Policy, University of Michigan  School of Public Policy
                                                                             411 Lorch Hall, 611 Tappan Street Ann
                                                                             Arbor, MI  48109

-----------------

* The principal business address of CMC and CMB, 270 Park Avenue, New York, New York 10017





                                      I-2